[Gundle/SLT Environmental, Inc. Letterhead]

August 2, 2007

Via EDGAR and Federal Express

U.S. Securities and Exchange Commission
Division of Corporate Finance
100 F Street, N.E., Mail Stop 7010
Washington, D.C. 20549

Attention:	Mr. Rufus Decker
Ms. Jeanne Baker
Mr. Ernest Greene

Re:	Gundle/SLT Environmental, Inc.
Form 10-K for the fiscal year ended December 31, 2006
Form 10-Q for the fiscal quarter ended March 31, 2007
File No. 33-62947

Dear Mr. Decker, Ms. Baker and Mr. Green:

This letter is in response to your letter dated June 29, 2007, to Gundle/SLT Environmental, Inc. (the “Company”), transmitting the comments of the staff (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”) relating to the above referenced Form 10-K and Form 10-Q. For your convenience, each response is preceded by the Staff’s comment to which the response relates.

FORM 10-K for the year ended December 31, 2006

Item 7 - Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 23

General

1.
Comment. We have read your response to comment one from our letter dated May 4, 2007. Based on the quantified impact you have presented in your response, we reiterate our prior comment to quantify and discuss the impact of the new master agreements on your current and future operations. You may wish to also clarify that you believe that the decline in revenues and gross profit from Waste Management is expected to be offset by new business ventures.

U.S. Securities & Exchange Commission
August 2, 2007

Response. In response to your comment and pursuant to our discussion with the Staff on Thursday, July 26, 2007, the Company proposes to comply prospectively with the Staff’s comment in any reports that the Company may file with the Commission. As discussed with the Staff, concurrently with the submission of this letter to the Commission, the Company is filing a notice of suspension of duty to file reports under Section 15(d) of the Securities Exchange Act of 1934, as amended, on Form 15 with the Commission.

Critical Accounting Policies and Estimates, page 31

Goodwill Impairment, page 32

2.	Comment. We have read your response to comment five from our letter dated May 4, 2007. Please disclose the following as previously requested:

•	identify your reporting units if, as result of our segment comments below, it is determined that you have geographic operating segments;

•	the material assumptions you are using in your discounted cash flows; and

•
the impact of a 1% change in the material assumptions used to estimate the fair value. In this regard, we note that you should highlight the fact that a 1% change in the cash flow rate and/or internal rate of return would result in the fair value of the consolidated entity to be less than its carrying value and that you would be required to perform the second step of the goodwill impairment analysis.

Response. In response to your comment and pursuant to our discussion with the Staff on Thursday, July 26, 2007, the Company proposes to comply prospectively with the Staff’s comment in any reports that the Company may file with the Commission. As discussed with the Staff, concurrently with the submission of this letter to the Commission, the Company is filing a notice of suspension of duty to file reports under Section 15(d) of the Securities Exchange Act of 1934, as amended, on Form 15 with the Commission. See comment number five below for a more detailed discussion regarding the Company’s operating segments and related goodwill allocation and impairment testing.

Financial Statements

(2) Summary of Significant Accounting Policies, page 41

Revenue and Cost Recognition, page 48
3.	Comment. We have read your response to comment nine from our letter dated May 4, 2007 and have the following additional comments:

U.S. Securities & Exchange Commission
August 2, 2007

•
Tell us more about your installation contracts. Specifically, are you installing products produced in your standard manufacturing operation? If so, address the fact that paragraph 14 of SOP 81-1 states “Contracts not covered by this statement include sales by a manufacturer of goods produced in a standard manufacturing operation, even if produced to buyers’ specifications, and sold in the ordinary course of business through the manufacturer’s regular marketing channels if such sales are normally recognized as revenue in accordance with the realization principle for sales of’ products and if their costs are accounted for in accordance with generally accepted principles of inventory costing.”

•	Clarify how long it typically takes to complete your installation contracts. Also clarify the value of the product component versus the installation component of a typical installation contract.

•
If the installation contracts are not long term and if you install product produced in your standard manufacturing operations, it appears that EITF 00-21 may [be] the appropriate accounting literature for recognizing revenue under these contracts. Please advise.

Response. In response to your comment and pursuant to our discussion with the Staff on Thursday, July 26, 2007, the Company continues to believe the provisions of Statement of Position 81-1 (“SOP 81-1); “Accounting for Performance of Construction-Type and Certain Production-Type Contracts” are applicable for the recognition of its installment contract revenues. As discussed with the Staff, concurrently with the submission of this letter to the Commission, the Company is filing a notice of suspension of duty to file reports under Section 15(d) of the Securities Exchange Act of 1934, as amended, on Form 15 with the Commission.

The Company produces products whose physical and performance characteristics are highly specified. The customers require the Company’s products to meet numerous minimum industry standards and project specifications determined by third party design engineers typically engaged by the project owner. The Company’s products are subjected to testing both by our internal industry certified laboratory as well as third party conformance testing performed by independent certified laboratories chosen by the project design engineer or owner. Similarly, the installation process is governed by owner or design engineer specifications and is also subjected to third party quality assurance. This includes an additional set of tests to assure compliance with specifications related to the material and field welding (seaming) properties after installation. Due to the seasonal nature of the Company’s business discussed below, there is an inventory build period in the spring in anticipation of the peak summer installation season. Products manufactured for inventory are done so in anticipation of meeting the specifications described above and cannot be delivered to a project without first meeting all project specifications as determined and approved by the design engineer and passing project specific third party conformance testing. Products are also manufactured and placed into inventory based on executed master purchase agreements or purchase orders specifying customer requirements in anticipation of project commencement dates.

U.S. Securities & Exchange Commission
August 2, 2007

The Company performs installation activities only in the United States and Germany (after discontinuing this offering in the United Kingdom in December 2006) and almost exclusively performs product installation only in connection with the sale of its own products. The Company does not pursue installation business separately or offer product installation at discounted prices to secure or subsidize product sales. For typical landfill projects, which represent roughly one-half of the Company’s business, installation projects have a project life cycle of between sixty to ninety days. Over the last several years, the Company has focused more on larger projects in the mining and power industries which can last for six to eight months. During that period, the Company has also been focused on larger customers who place a higher value on its full project management capabilities and, accordingly, as much as ninety percent of the Company’s installation revenue and profit is generated by a limited number of customers also leading to a weighting to longer project life cycles. The installation of the Company’s products occurs as part of a larger construction project and is generally aligned with the typical Northern Hemisphere construction season of May through October. A ten to twelve man crew including industry qualified weld (seaming) technicians and quality control personnel install the Company’s products in coordination with a general contractor performing site and sub-grade preparation. The installation process is subjected to continuous third party quality control inspection and the seams of welded products are then subjected to third party destructive testing to confirm compliance with project specifications. Given the seasonality of this business, the Company generally has numerous installation projects in-progress at the end of the second and third quarters but very few project life cycles extend across its December 31 year-end. Installation revenues represented only slightly more than ten percent of the Company’s consolidated revenues in 2006 (and are expected to be less than 10% in 2007 as a result of the Waste Management contract change and exiting this business in the U.K.).

Installation contracts can identify product and installation prices separately or as a single unit price. In either case, the Company’s revenue recognition methodology considers the cost of material manufactured for the project only when the material is shipped to the job site. On a typical installation contract, 60% to 70% of the project costs would relate to the installed product and 40% to 30% would relate to the labor effort necessary to install this product. There are no revenues or profits recognized during the manufacturing process or prior to shipment of the Company’s products to the job site even though the material is generally manufactured specifically for that project and may be held in inventory until needed at the job site as mentioned above. Installation contracts typically stipulate progress payments based on benchmarks which may be the shipment of material or the progress made in the installation of the material. Product is shipped based on the project installation schedule and can be staged on site to facilitate a speedy installation when space permits or, more commonly, is shipped to the project as installation progresses due to site storage or other logistical constraints. This is particularly true in longer-term projects where the large size of the materials the Company manufactures would require a very large storage area. In either case, the costs of material when shipped to the project is included with the costs of installation incurred to date and compared to the total estimated project cost to determine a percentage of completion for revenue recognition purposes.

U.S. Securities & Exchange Commission
August 2, 2007

The Company acknowledges that there is a degree of judgment involved in determining the appropriate accounting literature to consider regarding the recognition of revenue under these contracts, however, the Company believes its selection of the percentage-of-completion methodology and its application of this methodology 1) is appropriate as it believes it allows the Company to reflect in its financial statements a reasonable representation of the legal and economic results of the Company’s contract performance on a timely basis and appropriately considers the contract specific nature of the product utilized in these installation contracts, especially when considering the trend towards longer project schedules, 2) is governed by SOP 81-1, as the Company believes its installation and construction activities fit within the types of the contracts covered, as set forth in paragraphs 12 and 13 of SOP 81-1, and the presentation of such activities on a percentage-of-completion basis is consistent with the recommended basis for using this method, as described in paragraph 22 of SOP 81-1 and 3) yields a result that would not be materially different than that which would result if the Company was to apply the revenue recognition criteria set forth in EITF 00-21 to these installation contracts.

4.
Comment. We note your response to prior comment 11 from our letter dated May 4, 2007. Notwithstanding the ancillary nature of your installation revenue, Rule 5-03(b) of Regulation S-X requires that when services exceed 10% of consolidated revenues you must separately disclose service revenues and cost of services provided.

Response. In response to your comment and pursuant to our discussion with the Staff on Thursday, July 26, 2007, the Company proposes to comply prospectively with the Staff’s comment in any reports that the Company may file with the Commission. As discussed with the Staff, concurrently with the submission of this letter to the Commission, the Company is filing a notice of suspension of duty to file reports under Section 15(d) of the Securities Exchange Act of 1934, as amended, on Form 15 with the Commission. In addition, as discussed in our response in comment number three above, the Company anticipates that installation revenue for fiscal year 2007 will be less than 10% of the Company’s consolidated revenues.

U.S. Securities & Exchange Commission
August 2, 2007

(18) Segment Information, page 66

5.
Comment. We note your response to prior comment 15 from our letter dated May 4, 200[7]. We note your [belief] that you operate in one segment, the global geosynthetic liner segment. However, based on the information you provided it appears that your regional business units (i) engage in business activities from which revenues are earned and expenses are incurred, (ii) have operations that are regularly reviewed by your CODM to make decisions about resources to be allocated and assess performance and (iii) have discrete financial information available. Specifically, we note:

•
Your CODM receives geographic financial information for the purpose of (i) assessing and monitoring the execution of customer contracts, (ii) managing costs and (iii) assessing whether currently existing resources should be reallocated.

•	Your CODM assesses geographic performance and perceived future opportunities within geographical regions when assessing whether existing production lines should be relocated.

•
You appear to be differentiating between new investments as opposed to asset reallocation. However, SFAS 131 indicates that a component of an enterprise is an operating segment if it has its operating results regularly reviewed by the CODM to make decisions about “resources to be allocated”.

•
The fact that the Company does not allocate expenses such as corporate overhead or interest expense to your geographic business [units] does not necessarily render the respective geographic financial information “incomplete”. In this regard, we note that it is not uncommon to have unallocated corporate costs. Paragraph 32b of SFAS 131 compensates for this fact by requiring companies to reconcile the total of the reportable segments’ measure of profit or loss to the company’s consolidated income before taxes.

Please provide us with copies of the financial information regularly reviewed by your CODM. Based on the discrete financial information contained in these CODM reports, please provide us with your aggregation analysis for your apparent operating segments. Please provide us revenues and gross profit for at least each of the last five fiscal years, the most recent interim periods, and each subsequent year and interim period for which you have budgeting information. Please ensure that you show the dollar and percentage changes from period to period in your analysis. Include detailed explanations for any apparent differences in economic characteristics and trends for a given operating segment when compared to another operating segment for a given period. Explain why each of these differences would not be considered an indication of differing economic characteristics. Refer to paragraphs 17 to 20 of SFAS 131 and Question 8 of the FASB Staff Implementation Guide for SFAS 131.

U.S. Securities & Exchange Commission
August 2, 2007

Response. In response to your comment and pursuant to our discussion with the Staff on Thursday, July 26, 2007, the Company is willing to accept the Staff’s position on segment reporting on a regional geographic basis and proposes to comply prospectively with comment 15 from the Staff’s letter dated May 4, 2007, in any reports that the Company may file with the Commission. As discussed with the Staff, concurrently with the submission of this letter to the Commission, the Company is filing a notice of suspension of duty to file reports under Section 15(d) of the Securities Exchange Act of 1934, as amended, on Form 15 with the Commission.

The Company believes it has in good faith attempted to apply the appropriate accounting literature to its segment reporting analysis, however, it understands that this is a highly judgmental analysis based upon a particular company’s specific facts and circumstances. Further, the Company believes that it has made a fair and accurate presentation of its financial statements in all previous filings. Accordingly, the Company proposes to prospectively comply with the Staff’s request on segment reporting, which in the Company’s situation would entail identifying operating segments on a regional geographic basis. This prospective revision in approach would also include allocating goodwill to the regional operating segments, which we also believe would constitute our reporting units, and testing for goodwill impairment at that level.

As of December 31, 2006, the Company reported consolidated goodwill of $66.1 million, of which $2.2 million related to the ProGreen Sports Surfaces’ acquisition completed in October 2006, $4.7 million related to the SL Limitada acquisition completed in December 2005, and $59.2 million related to Code Hennessy & Simons (“CHS”) transaction completed in May 2004. As discussed in our prior response and in our July 26th discussion, the valuation assumptions embedded in the annual goodwill impairment testing analysis, including the 2006 annual impairment analysis, were based on the same assumptions (including the discount rate) used in 2004, which had been derived from the purchase price paid and capital structure used in the 2004 CHS transaction. Inherent in this analysis was a discount rate based upon the debt/equity ratio utilized to fund the 5.8x EBITDA purchase price multiple paid in the 2004 CHS transaction. However, the Company believes the current purchase multiple for the Company would be much higher than the one inherently embedded in the annual goodwill impairment testing analysis utilized by the Company in 2006. The Company basis for this belief relates in part to its participation in several unsuccessful acquisition attempts following the 2004 CHS transaction involving similar businesses, specifically PolyFelt (Europe) and Synthetic Industries (U.S.) which ultimately sold for EBITDA multiples in the 10x to 11x range. In addition the Company is aware of several other similar transactions which have occurred in the same general time frame that sold for EBITDA multiples in a range from 7x to 13x.

U.S. Securities & Exchange Commission
August 2, 2007

A higher purchase price multiple under the Company’s impairment testing methodology would in turn increase the debt/equity ratio, and thus, reduce the discount rate (as rates of return required by debt holders are lower than rates of return required by equity holders) resulting in an increase in the present value (i.e. fair value) of the future cash flows. In simple terms, the fair value of the Company, and in turn, the value of the Company’s goodwill, may be considerably higher than what is reflected on its financial statements. However, the Company used the more conservative valuation model since no impairment resulted even under this approach. Accordingly, the Company believes it has considerable more cushion in its goodwill impairment analysis than currently reflected in the conservative analysis utilized in the 2006 annual goodwill impairment computation. Using a median multiple of 8.6x applied to the Company’s actual 2006 and projected 2007 EBITDA of $43.3 million yields an enterprise value of $372 million, which exceeds the enterprise value computed in the 2006 annual impairment testing analysis by $125 million.

Even if the Company were to have previously identified reporting units on a regional geographic basis in its historical financial statements, the Company’s management does not believe that there would have been any goodwill impairment charges at the corresponding geographic reporting unit levels. Since the 2004 CHS transaction, revenues have grown in all regional geographic markets as reflected in the Company’s revenues by geographic region reported in its public filings. In addition, EBITDA has also increased from 2004 to 2006 in each of its major geographic markets, including North America, Europe, Asia, Egypt and South America. The increase in US revenues and EBITDA in 2006, would have been higher but for the earlier transition of certain South American business from the US to SL Limitada (Chile) after that acquisition in December 2005. As described in the Company’s public filings, the Company has disclosed that it expects 2007 revenues to be negatively impacted from the reduced revenues from the new Waste Management relationship beginning in January 2007. However, when the initial goodwill calculation was made at the time of 2004 CHS transaction, it was known that the US market was a very mature one and that there was a high probability that the level and/or profitability of the Waste Management relationship would likely be significantly reduced upon expiration of the existing contract at the end of 2006. Thus, any goodwill that would have been initially allocated to the US business in 2004 would have been relatively low. In addition, as a result of the transfer of certain of the South American business from the Company’s US operations to its Chilean operations, we believe that a corresponding reassignment of a portion of the goodwill from the US to Chile would have occurred in connection with this business reorganization.

U.S. Securities & Exchange Commission
August 2, 2007

In addition, given that the Company’s public security holders are solely holders of public debt in the Company, these security holders are generally focused on cash flow and EBITDA measures and are less concerned with non-cash amortization charges.

For all the foregoing reasons, the Company believes that its acceptance of the Staff’s position as to segment reporting on a regional geographic basis and the related goodwill allocation and impairment testing at this same level is appropriate solely on a prospective basis in any future reports that the Company may file with the Commission, and that there is no need for any restatement of historical financial statements of the Company.

In connection with the Company’s response to the Staff, the Company acknowledges that (i) the Company is responsible for the adequacy and accuracy of the disclosure in the Company’s filings, (ii) Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the Company’s filings and (iii) the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please call the undersigned at (281) 230-8606 with any additional comments or questions you may have.

Very truly yours, GUNDLE/SLT Environmental, Inc. /s/ Ernest C. English, Jr. Ernest C. English, Jr. Chief Financial Officer